UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	FORM N-17f-2				OMB APPROVAL
				OMB Number:		3235-0360
	Certificate of Accounting of Securities and Similar			Expires:	December 31, 2026
Estimated average burden
	Investments in the Custody of			hours per response		2.0
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:		21779		Date examination completed:
811-				7-31-2025

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:				John Hancock Funds II

4. Address of principal executive office (number, street, city, state, zip code): 197 Clarendon Street
Boston, MA 02116

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the portfolios listed in Appendix A, each a series of John Hancock Funds II (hereafter individually referred to as the “Portfolio”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each Portfolio’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2025, and from May 31, 2025 through July 31, 2025.

Based on this evaluation, we assert that each Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2025, and from May 31, 2025 through July 31, 2025, with respect to securities reflected in the investment account of each Portfolio.

By:	/s/ Salvatore Schiavone

Salvatore Schiavone
Treasurer

Title
9/5/2025

Date
/s/ Fernando A. Silva

Fernando A. Silva
CFO

Title
9/5/2025

Date
Appendix A
8.31 Year End

Trust	Portfolio

John Hancock Funds II	John Hancock Multimanager 2010 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2015 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2020 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2025 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2030 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2035 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2040 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2045 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2050 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2055 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2060 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2065 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2070 Lifetime Portfolio

John Hancock Funds II	John Hancock Alternative Asset Allocation

John Hancock Funds II	John Hancock Lifestyle Blend Aggressive Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Balanced Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Conservative Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Growth Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Moderate Portfolio

John Hancock Funds II	John Hancock 2010 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2015 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2020 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2025 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2030 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2035 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2040 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2045 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2050 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2055 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2060 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2065 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2070 Lifetime Blend Portfolio

Report of Independent Accountants

To the Board of Trustees and Management of John Hancock Funds II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) (hereafter individually referred to as the “Portfolio”, collectively the “Portfolios”) complied with the requirements of subsections

(b)and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 31, 2025. The Portfolios’ management is responsible for its assertion and each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2025, and with respect to agreement of security purchases and sales, for the period from May 31, 2025 (the date of our last examination), through July 31, 2025:

-Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by each Portfolio and held by Variable Products and Annuities, a division of John Hancock Life Insurance Company, USA, a transfer agent that uses the book entry method of accounting for shares;

-Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of each Portfolio and John Hancock Life Insurance Company, USA; and,

-Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by each Portfolio as set forth in the attached Schedule of Portfolios since our last report from the books and records of each Portfolio to confirmations received from John Hancock Life Insurance Company, USA.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f- 2 of the Investment Company Act of 1940 as of July 31, 2025 with respect to securities reflected in the investment accounts of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/PricewaterhouseCoopers LLP Boston, Massachusetts September 5, 2025

Schedule of Portfolios

Trust	Portfolio	Exam Period	Number of	Number of
			Security	Security
			Purchases	Sales
			Sampled	Sampled
John Hancock Funds	John Hancock Multimanager 2010	May 31, 2025 – July 31, 2025	8	8
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2015	May 31, 2025 – July 31, 2025	5	5
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager	May 31, 2025 – July 31, 2025	8	8
II	2020 Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2025	May 31, 2025 – July 31, 2025	8	8
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager	May 31, 2025 – July 31, 2025	8	8
II	2030 Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2035	May 31, 2025 – July 31, 2025	8	8
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager	May 31, 2025 – July 31, 2025	8	8
II	2040 Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2045	May 31, 2025 – July 31, 2025	8	8
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager	May 31, 2025 – July 31, 2025	8	8
II	2050 Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2055	May 31, 2025 – July 31, 2025	8	8
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager	May 31, 2025 – July 31, 2025	8	8
II	2060 Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2065	May 31, 2025 – July 31, 2025	8	8
II	Lifetime Portfolio
John Hancock Funds	John Hancock Multimanager 2070	May 31, 2025 – July 31, 2025	2	3
II	Lifetime Portfolio
John Hancock Funds	John Hancock Alternative Asset	May 31, 2025 – July 31, 2025	5	5
II	Allocation
John Hancock Funds	John Hancock Lifestyle Blend	May 31, 2025 – July 31, 2025	2	1
II	Aggressive Portfolio
John Hancock Funds	John Hancock Lifestyle Blend	May 31, 2025 – July 31, 2025	1	2
II	Balanced Portfolio
John Hancock Funds	John Hancock Lifestyle Blend	May 31, 2025 – July 31, 2025	2	3
II	Conservative Portfolio
John Hancock Funds	John Hancock Lifestyle Blend	May 31, 2025 – July 31, 2025	2	1
II	Growth Portfolio
John Hancock Funds	John Hancock Lifestyle Blend	May 31, 2025 – July 31, 2025	1	2
II	Moderate Portfolio
John Hancock Funds	John Hancock 2010 Lifetime	May 31, 2025 – July 31, 2025	3	2
II	Blend Portfolio
John Hancock Funds	John Hancock 2015 Lifetime	May 31, 2025 – July 31, 2025	2	3
II	Blend Portfolio
John Hancock Funds	John Hancock 2020 Lifetime	May 31, 2025 – July 31, 2025	2	1
II	Blend Portfolio
John Hancock Funds	John Hancock 2025 Lifetime	May 31, 2025 – July 31, 2025	3	2
II	Blend Portfolio
John Hancock Funds	John Hancock 2030 Lifetime	May 31, 2025 – July 31, 2025	1	2
II	Blend Portfolio
John Hancock Funds	John Hancock 2035 Lifetime	May 31, 2025 – July 31, 2025	8	8
II	Blend Portfolio
John Hancock Funds	John Hancock 2040 Lifetime	May 31, 2025 – July 31, 2025	2	3
II	Blend Portfolio
John Hancock Funds	John Hancock 2045 Lifetime	May 31, 2025 – July 31, 2025	3	2
II	Blend Portfolio
John Hancock Funds	John Hancock 2050 Lifetime	May 31, 2025 – July 31, 2025	2	3
II	Blend Portfolio
John Hancock Funds	John Hancock 2055 Lifetime	May 31, 2025 – July 31, 2025	3	2
II	Blend Portfolio
John Hancock Funds	John Hancock 2060 Lifetime	May 31, 2025 – July 31, 2025	2	3
II	Blend Portfolio

2

John Hancock Funds	John Hancock 2065 Lifetime	May 31, 2025 – July 31, 2025	3	2
II	Blend Portfolio
John Hancock Funds	John Hancock 2070 Lifetime	May 31, 2025 – July 31, 2025	2	3
II	Blend Portfolio